Exhibit 6.11

Greg Hummer, MD

IdentifySensors Biologics, Inc.

20600 Chagrin Blvd Suite 450

Shaker Heights, Ohio 44122

Dear Dr. Hummer,

Purdue Research Foundation (PRF) supports the mission of Purdue University through (i) the facilitation of research collaborations with innovative companies that promote engagement with faculty and students and (ii) the generation of placemaking opportunities to promote the Purdue ecosystem as a destination in which to invest and create new technologies.

In support of that mission, PRF may make a small equity investment in a company that has made a contractual commitment to satisfy at least two of the following five criteria:

1.	Establish a collaborative research agreement with a Purdue faculty member with a specified workplan and funding amount.

2.	Secure a license to Purdue intellectual property other than the intellectual property created in a collaborative research agreement between the Company and Purdue.

3.	Lease or purchase at least 500 square feet of PRF space or PRF owned land, or lease Can co-working space in West Lafayette, IN.

4.	Invest in two or more startup companies that are advancing Purdue intellectual property.

5.	Hiring Purdue talent (permanent new Purdue graduates hires, grad students or interns)

Provided that IdentifySensors Biologics meets the criteria above, PRF will make an investment in IdentifySensors Biologics of up to fifty thousand dollars ($50,000.00) according to the attached Convertible Promissory Note instrument. PRF will make its investment once IdentifySensors Biologics raises a minimum of Five hundred thousand dollars ($500,000.00) of outside capital. Additionally, if company meets the above criteria, company may be entitled to use the logo and term, "Powered by Purdue" under the terms and conditions included in a separate agreement. Company will not make reference to "Purdue" or "Powered by Purdue" in any advertising material of any kind except for as agreed in the Powered by Purdue agreement.

We are excited for the future relationship and continued partnership with IdentifySensors Biologics.

PURDUE RESEARCH FOUNDATION

By:      /s/ Brian E. Edelman

Name: Brian E. Edelman

Title:    President

Date:    7/30/20